Exhibit 99.2

LAVA THERAPEUTICS, N.V.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, included with this report and our Registration Statement on Form F-1 for the years ended December 31, 2020 and 2019. The following discussion is based on our financial information prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the unaudited condensed consolidated interim financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted.

Overview

We are a biotechnology company focused on transforming cancer treatment by developing a platform of novel bispecific antibodies designed to selectively induce gamma-delta T cell-mediated immunity against tumor cells. Our approach activates Vγ9Vδ2 T cells, a specific and relatively abundant gamma-delta effector T cell subset, upon cross-linking to a selected tumor target by our bispecific gamma-delta T cell engagers, or gamma-delta bsTCEs. These cells have the natural ability to distinguish tumor cells from healthy cells by sensing certain intracellular metabolites that are enriched in cancer cells. Activated Vγ9Vδ2 T cells are engaged for direct tumor cell killing and, in addition, orchestrate an immunological cascade response that includes activation of innate and adaptive immune cells in the tumor microenvironment. Our preclinical data demonstrate that Vγ9Vδ2 T cell activation and killing of patient-derived tumor cells by our gamma-delta bsTCEs kills patient derived tumor cells is potent and specific thereby providing a significant opportunity to address unmet medical needs, if approved therapeutics to patients. We expect that activation of adaptive immunity by our approach has the potential to provide durable immune responses with the potential of enhancing patient survival. We believe we are the only company developing bispecific gamma-delta T cell engaging antibodies for the treatment of cancer.

We were incorporated in February 2016 in the Netherlands. In 2019, we established our wholly-owned U.S. subsidiary, which began business in January 2020. We have not generated any revenue from the sale of products. Since inception, we have incurred losses, including €16.6 million for the three months ended March 31, 2021 and €13.6 million for the year ended December 31, 2020. As of March 31, 2021, we had an accumulated deficit of €46.0 million.

Factors affecting our financial condition and Results of Operations

Impact from COVID-19 Pandemic

Our financial condition and results of operations are affected by continued research and development expenses and the ongoing activities related to the preclinical studies related to our potential product candidates. We are also monitoring the potential impact of the COVID-19 pandemic on our business, operations, financial statements and outlook. To date, we have not experienced any material business disruption as a result of the COVID-19 pandemic.

Comparison of the Three Months Ended March 31, 2021 and 2020 (unaudited):

Research and license revenue

Our research and license revenue increased to €0.9 million for the three months ended March 31, 2021 compared to no such revenue for the three months ended March 31, 2020. Research and license revenue is solely attributable to our collaboration with Janssen Biotech, Inc., which we entered into in May 2020.  In connection with this collaboration, we received a non-refundable upfront payment of €7.4 million that is being recognized on a straight-line basis over the two-year term of the research activities under agreement. As of March 31, 2021, we had €4.1 million of unearned income related to this payment. We may also receive research, development and commercial milestones and tiered royalty payments under the agreement.

Research and development expenses

Below are our research and development expenses for the three months ended March 31, 2021 and 2020 (in thousands):

	Three Months Ended March 31,
	2021	2020	Variance
Personnel-related cost	€857	€363	€494
Vumc license fees	12,073	—	12,073
Pre-clinical and clinical trial expenses	2,307	2,024	283
Research and development activities expenses	181	356	(175)
Share-based compensation expense	147	29	118
Other expenses	174	163	11
	€15,739	€2,935	€12,804

Research and development expenses were €15.7 million for the three months ended March 31, 2021, an increase of €12.8 million, compared to €2.9 million for the three months ended March 31, 2020.  The increase was primarily due to the VUmc license fees of €12.1 million, which are recorded as current and non-current license liabilities in our unaudited condensed consolidated interim statements of financial position. These liabilities represent the Exit payment that we made to VUmc triggered by our initial public offering (“IPO”). Our personnel-related costs increased by €0.5 million due to increased research and development headcount and associated non-cash share-based compensation expense increased by €0.1 million.

General and administrative expenses

Below are our general and administrative expenses for the three months ended March 31, 2021 and 2020 (in thousands):

	Three Months Ended March 31,
	2021	2020	Variance
Personnel-related expenses	€510	€249	€261
Professional and consultant fees	148	44	104
Facilities, fees and other related costs	364	266	98
Share-based compensation expense	393	123	270
	€1,415	€682	€733

General and administrative expenses were €1.4 million for the three months ended March 31, 2021, an increase of €0.7 million, compared to general administrative expenses of €0.7 million for the three months ended March 31, 2020.  The increase was primarily due to the increase in personnel-related costs of €0.3 million and the share-based compensation expense of €0.3 million due to the increase in general and administrative headcount.

Foreign currency exchange loss, net

Our foreign currency exchange loss, net increased by €0.2 million to €0.2 million for the three months ended March 31, 2021, compared to no foreign currency exchange loss for the three months ended March 31, 2020 and was primarily due to the foreign exchange cash activity with our U.S. subsidiary as well as transactions with vendors whose functional currency is not the euro. In addition, the net proceeds received in March 2021 from our IPO were denominated in in U.S. dollars as of March 31, 2021.

Liquidity and Capital Resources

As of March 31, 2021, we had cash and cash equivalents, including short-term marketable securities, totaling €134.7 million compared to cash and cash equivalents of €12.9 million as of December 31, 2020. We have historically funded our operations primarily through issuance of preference shares prior to our IPO and from the sale of common shares in our IPO. Our expenditures are primarily related to research and development activities and general and administrative activities to support research and development.

In March 2021, we closed our IPO, where we received net proceeds of €74.6 million, including the underwriters’ discounts and commission and the offering costs and received €47.2 million in proceeds from the Series C financing, net of repurchasing of Series A Preferred and common shares.

Based on our current operating plan, we believe that our existing cash and cash equivalents as of March 31, 2021 are sufficient to meet our projected cash requirements for at least 12 months from the date of this report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including, but not limited to:

•	continue the ongoing and planned development of our product candidates, including LAVA-051 and LAVA-1207;

•	initiate, conduct and complete any ongoing, anticipated or future preclinical studies and clinical trials for our current and future product candidates;

•	seek regulatory and marketing approvals for LAVA-051, LAVA-1207 and any of our other product candidates that successfully complete clinical trials;

•	maintain, protect and expand our intellectual property portfolio;

•

establish a sales, marketing, manufacturing and distribution, supply chain and other commercial infrastructure in the future to commercialize any current or future product candidate for which we may obtain marketing approval;

•	seek to identify, discover, develop and commercialize additional product candidates;

•	hire and retain additional clinical, regulatory and scientific personnel;

•	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts;

•	acquire or in-license additional product candidates and technologies; and

•	develop a potential companion diagnostic.

Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development activities, preclinical studies and clinical trials for our product candidates and our establishment and maintenance of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

The following table summarizes our cash flows for each of the unaudited three months periods ended March 31, 2021 and 2020:

(in thousands of euros)	For the Three Months Ended March 31,
	2021	2020
Net cash used in operating activities	€(3,600)	€(2,229)
Net cash used in investing activities	(137)	(122)
Net cash provided by financing activities	125,327	373
Net increase (decrease) in cash, cash equivalent, and restricted cash	€121,590	€(1,978)

Cash Flows Used in Operating Activities

Net cash used in operating activities for the three months ended March 31, 2021 was €3.6 million compared to €2.2 million for the three months ended March 31, 2020. The net loss for the three months ended March 31, 2021 of €16.6 million included non-cash charges of €0.8 million, comprising share-based compensation, depreciation, lease amortization and foreign currency exchange was offset by the net change in working capital of €12.1 million, primarily due to an increase in license liabilities of €12.1 million associated with the VUmc license fees.

Net cash used in operating activities for the three months ended March 31, 2020 was €2.2 million. The net loss for the three months ended March 31, 2020 of €3.7 million included non-cash charges of €0.2 million, primarily comprising share-based compensation, lease amortization and depreciation was offset by the net change in working capital of €1.3 million, primarily due to a net increase in accounts payable and accrued liabilities of €1.4 million.

Cash Flows Used in Investing Activities

Cash flows used in investing activities for each of the three months ended March 31, 2021 and 2020 were €0.1 million which resulted from capital expenditures in additional laboratory equipment purchases.

Cash Flows Provided Financing Activities

Cash flows provided by financing activities for the three months ended March 31, 2021 of €125.3 million were comprised of proceeds from our initial public offering, net of paid issuance costs of €78.1 million, which does not include €2.2 million of offering costs not yet paid, proceeds from the Series C financing of €51.8 million less the Series A repurchases of €4.6 million.

Cash flows provided by financing activities for the three months ended March 31, 2020 of €0.4 million was primarily related to proceeds from debt borrowings offset by principal payments of lease liabilities.

Off-balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements or any holdings in variable interest entities.

Qualitative Disclosures about Market Risk

Our activities expose us to the financial risks of changes in foreign currency exchange rates and interest rates. We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, foreign currency risk and interest rate risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors.

Foreign Currency Risk

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. Dollar. We have received payments in U.S. Dollars under our collaborations and the proceeds from our initial public offering in March 2021 was in U.S. Dollars. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those positions.

Interest Rate Risk

We have an interest-bearing debt to third parties. In addition, while we have no derivatives or financial assets and liabilities measured at fair value, our exposure to interest rate risk primarily relates to the interest rates for our positions of cash and cash equivalents, including short-term marketable securities. Our future interest income from interest-bearing bank deposits and short-term investments may fall short of expectations due to changes in interest rates. We do not consider the effects of interest rate fluctuations to be a material risk to our financial position.

We have adopted an investment policy with the primary purpose of preserving capital, fulfilling our liquidity needs and diversifying the risks associated with cash and marketable securities. This investment policy establishes minimum ratings for institutions with which we hold cash, cash equivalents and marketable securities, as well as rating and concentration limits for marketable securities that we may hold.

Credit Risk

We consider all of our material counterparties to be creditworthy. While the concentration of credit risk may be significant, we consider the credit risk for each of our individual counterparts to be low. Our exposure to credit risk primarily relates to our cash and cash equivalents, comprising bank deposits and short-term marketable securities with a maturity of three months or less at the date of acquisition. The credit risk on bank deposits is limited because the counterparties, holding significant deposits, are banks with high credit-ratings (minimum Aa3/Aa) assigned by international credit-rating agencies. The banks are reviewed on a regular basis and our deposits may be transferred during the year to mitigate credit risk. We have considered the risk of expected credit loss on our cash deposits, including the hypothetical impact arising from the probability of default considering in conjunction with the expected loss given default from banks with similar credit ratings and attributes. In line with previous periods, our assessment did not reveal a material impairment loss, and accordingly no provision for expected credit loss has been made.

In March 2021, after the closing of the IPO, we transferred a portion of our bank deposits into a money market funds invested in short-term U.S. Treasury securities to further diversify the credit risk. As the securities are short-term with a maturity of three months or less at the date of acquisition, they are classified as cash and cash equivalents in the statement of financial position. In order to manage and reduce credit risk on marketable securities, our investment policy only allows investment in securities with high credit ratings assigned by international credit-rating agencies. Because of the nature of the securities, high credit ratings and the short-term duration, the risk of expected credit loss is deemed low. Accordingly, no provision for expected credit loss has been made.

For other financial assets, including deposits and receivables, we consider the credit risk to be low and no provision for expected credit loss has been made.

Liquidity Risk

We manage our liquidity risk by maintaining adequate cash reserves and banking facilities, and by continuously monitoring our cash forecasts and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. We monitor the risk of a shortage of funds using a liquidity planning tool, to ensure enough funds available to settle liabilities as they fall due.

Historically we have addressed the risk of insufficient funds through the proceeds from our Series C financing and our IPO in March 2021.

Special Note Regarding Forward-Looking Statements

This discussion contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this discussion can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements appear in a number of places in this discussion and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various important factors, including, but not limited to, those identified under the section titled “Risk Factors” in our Registration Statement on Form F-1 for the years ended December 31, 2020 and 2019. Forward-looking statements include, but are not limited to, statements about:

•	our operations as a biotechnology company with limited operating history and a history of operating losses;

•	our plans to develop and commercialize our product candidates;

•	the initiation, timing, progress and results of our current and future preclinical studies and clinical trials and our research and development programs;

•	our expectations regarding the impact of the COVID-19 pandemic on our business, our industry and the economy;

•	our ability to successfully acquire or in-license additional product candidates on reasonable terms;

•	our ability to maintain and establish collaborations or obtain additional funding;

•	our ability to obtain regulatory approval of our current and future product candidates;

•	our expectations regarding the potential market size and the rate and degree of market acceptance of such product candidates;

•	our continued reliance on third parties to conduct clinical trials of our product candidates, and for the manufacture of our product candidates for preclinical studies and clinical trials;

•	our ability to fund our working capital requirements and expectations regarding the sufficiency of our capital resources;

•	the implementation of our business model and strategic plans for our business and product candidates;

•	our ability to establish sales, marketing and distribution capabilities; • our intellectual property position and the duration of our patent rights;

•	our expectations regarding the use of proceeds from this offering;

•	our estimates regarding expenses, future revenues, capital requirements and our needs for additional financing;

•	the impact of government laws and regulations on our business;

•	our need to hire additional personnel and our ability to attract and retain such personnel;

•	our ability to compete in the markets we serve;

•	developments relating to our competitors and our industry; and

•	other risk factors discussed under “Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events, except to the extent required by applicable law.

RISK FACTORS

The risk factors set forth under the caption “Risk Factors” in the final prospectus for its initial public offering of common shares in the United States filed by the Company pursuant to Rule 424(b)(4) on March 26, 2021 shall be deemed to be incorporated by reference herein and to be a part hereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems to be immaterial, also may affect its business, financial condition and/or future operating results.